                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                               (Amendment No.    )*

                             Pan American Silver Corp.
                                 (Name of Issuer)

                            Common Stock, no par value
                          (Title of Class of Securities)

                                     697900108
                                  (CUSIP Number)

                                Mark R. Beatty, Esq.
                             Preston Gates & Ellis LLC
                           5000 Columbia Seafirst Center
                                  701 Fifth Avenue
                             Seattle, Washington  98104
                                   (206) 623-7580
              (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                  February 18, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 697900108
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1     NAME OF REPORTING PERSON
          Cascade Investment LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS
          WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Washington
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                         7     SOLE VOTING POWER
                               3,155,000
    NUMBER OF SHARES     ------------------------------------------------------
      BENEFICIALLY       8     SHARED VOTING POWER
        OWNED BY               -0-
          EACH           ------------------------------------------------------
        REPORTING        9     SOLE DISPOSITIVE POWER
         PERSON                3,155,000
          WITH           ------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               -0-
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,155,000
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.3%
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14     TYPE OF REPORTING PERSON
          CO
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                                     -2-
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Item 1.     SECURITY AND ISSUER

     This statement relates to the Common Stock, no par value (the "Common Stock), of Pan American Silver Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 1500 D 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6.

Item 2.     IDENTITY AND BACKGROUND

     This statement is being filed by Cascade Investment LLC ("Cascade), which is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity which seeks appreciation of its assets for the benefit of its owner. Cascade conducts its principal business operations at 2365 Carillon Point, Kirkland, Washington 98033.

     Cascade has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The names, business addresses, principal employment (and the names and addresses of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer, director or person controlling Cascade are set forth in Exhibit A hereto and are incorporated herein by reference.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 18, 1999, Cascade purchased from the Issuer 1,000,000 shares of the Common Stock and a warrant to purchase 500,000 shares of the Common Stock for an aggregate price of $5,644,400. The warrant was fully exercisable at the time of the purchase. Following this purchase, Cascade beneficially owned a total of 1,860,000 shares of the Common Stock, which represented approximately 6.0% of the shares of Common Stock then issued and outstanding. On August 3, 1999, Cascade purchased 680,000 shares of the Common Stock at a price of $5.27 per share, an aggregate of $3,583,600, in open market purchases. On September 20, 1999, Cascade purchased 615,000 shares of the Common Stock at a price of $4.875 per share, an aggregate of $2,998,125, in open market purchases.

     The source of Cascade's payment of the purchase price for each purchase was its working capital. Cascade did not purchase any of the Common Stock with borrowed funds.

Item 4.     PURPOSE OF TRANSACTION

     Cascade acquired the Common Stock for investment purposes only. Cascade will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions;
(iii) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock. Cascade has not as yet determined which of the courses of action specified in this paragraph it may ultimately take. Cascade's future actions with regard to this investment are dependent on its evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and Cascade's portfolio.

     In recent weeks, the Issuer and Cascade's manager, Michael Larson, have discussed the possibility of Mr. Larson serving as a member of the Issuer's Board of Directors. As of the filing date of this Schedule 13D, Mr. Larson is evaluating the implications of accepting such an appointment. Cascade does not know, if the appointment is made and Mr. Larson accepts, if the Issuer will expand the size of the Board of Directors or if a director position is currently vacant or is likely to become vacant. If Mr. Larson is appointed to the Board of Directors, no written agreement with respect to Mr. Larson's appointment is anticipated.

     Except as set forth above, Cascade has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     Cascade reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the filing date of this Schedule 13D, Cascade beneficially owns 3,155,000 shares of the Common Stock, including 500,000 shares issuable upon exercise of warrants that are currently exercisable, which represents approximately 10.3% of the shares of Common Stock currently issued and outstanding.

     (b) As of the filing date of this Schedule 13D, Cascade has sole power to vote or direct the vote and dispose or direct the disposition of 3,155,000 shares of the Common Stock, including 500,000 shares issuable upon exercise of warrants that are currently exercisable.

     (c) On August 3, 1999, Cascade purchased 680,000 shares of the Common Stock at a price of $5.27 per share, an aggregate of $3,583,600, in an open market purchase. On September 20, 1999, Cascade purchased 615,000 shares of the Common Stock at a price of $4.875 per share, an aggregate of $2,998,125, in an open market purchase.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Cascade has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     MATERIALS TO BE FILED AS EXHIBITS

     None.

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                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                        CASCADE INVESTMENT LLC


                                        By /s/ Michael Larson
                                          ----------------------------------
                                        Name: Michael Larson
                                        Title: Manager


September 28, 1999

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                           EXHIBIT A TO SCHEDULE 13D

     Following is a list of each executive officer, director or person controlling Cascade setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States of America and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Name                  Position with Cascade     Principal Employment and
                                                Business Address
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Michael Larson        Manager                   Manager
                                                Cascade Investment LLC
                                                2365 Carillon Point
                                                Kirkland, WA  98033
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William H. Gates III  Member                    Chief Executive Officer
                                                Microsoft Corporation
                                                One Microsoft Way
                                                Redmond, WA  98052
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